DAVID M. LOEV
                                 ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                              HOUSTON, TEXAS 77019
                             (713) 524-4110 - PHONE
                              (713) 524-4122 - FAX

November  23, 2004

Mr. Jason Wynn
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:     Siberian Energy Group Inc. File No 333-118902

Dear Mr. Wynn:

We  have  enclosed  three red-lined copies of the amended registration statement
for  your  review.   In response to your letter dated October 14, 2004, Siberian
Energy  Group  Inc.  (the  "Company")  has  the  following  responses:

GENERAL
-------

1. We have made the changes you have asked for in your letter, as well as making the corresponding changes throughout the Registration Statement where applicable.

2.   We  do  not  have any artwork or graphics to be included in the prospectus.

3. We have revised the Registration Statement to include an emphasis on our lack of operating history and added an additional risk factor regarding the potential that the Company's licenses will not be extended past their initial 5-year terms.

4. We have revised the calculation of the registration fee table to fully comply with Item 5 of Form SB-2 including adding disclosure that the Company's stock is not quoted on any public markets.

5. We have added footnotes corresponding to the headings in the registration fee table.

PROSPECTUS  COVER  PAGE
-----------------------

6. We have added language regarding the fact that selling shareholders will sell at a fixed price of $0.10 until the shares are quoted on the OTC Bulletin Board, as well as the fact that we currently lack a market for the company's common stock. Additionally, we have added language confirming that if the securities are to be sold at a different price from that which appears in the final prospectus, we will file a post-effective amendment beforehand. In regards to your comments concerning the offering constituting a "primary offering," we have removed Victor Repin and Zaural Neftegaz ("ZNG") as selling shareholders.

7. We have revised the last two paragraphs of the Prospectus Cover Page to remove the "all caps" presentation.

PROSPECTUS  SUMMARY
-------------------

8. We have added information to disclose the fact that there was no affiliation between ZNG and the Registrant prior to the issuance of shares in May 2003.

RISK  FACTORS
-------------

9. We have eliminated language throughout the "Risk Factors" section, which tends to mitigate the risks regarding the Company and its securities.

10. We have revised the subheadings under "Risk Factors," to more clearly identify the risks and potential harms associated with each risk.

     We  lack  an  operating  history
     --------------------------------

11. We have disclosed the total amount of losses the Company has incurred to date.

     We  lack  profits from  operations
     ----------------------------------

12. We have deleted the second sentence of this risk and have revised the entire risk factor to remove inappropriate statements concerning the future of the Company.

     Our  business is  speculative  and  risky
     -----------------------------------------

13.  We  have  deleted  the  second  sentence  of  the  risk  factor.

     Our  industry  is  competitive
     ---------------------------------

14. We have deleted and revised the language of this risk factor to reconcile the earlier discrepancy with language found later in the Registration Statement regarding the competitiveness and barriers to entry of the Company's industry.

     We  rely  upon  key  personnel
     ---------------------------------

15. We have disclosed which "key personnel" are under contract and discussed which personnel we rely and why. Additionally we have added disclosure of the fact that we hold no "key man" insurance on any of those key personnel.

SPECIAL  NOTE  REGARDING  FORWARD-LOOKING  STATEMENTS
-----------------------------------------------------

16...We have ensured that all of the Company's filings and statements, including press releases have not referred to the safe harbor or otherwise suggest that it is applicable in this Registration Statement. We have also removed the section we had previously explaining "forward looking statements."

EMPLOYMENT  AGREEMENTS
----------------------

17. We have moved the "Employment Agreement" discussion to the "Executive Compensation" section as you requested.

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT
---------------------------------------------------------------------

18.  We  have  added a reference to footnote (2) in the row for Zaural Neftegaz.

DESCRIPTION  OF  BUSINESS
-------------------------

     General
     -------

19. We have added a discussion of the Company's previous business ventures, the reason for the Company's change in business focus, the reason for each change in the Company's name and the current status of the Company's previous business ventures.

     History
     -------

20. We have expanded this section to explain why the Company had changed its name to Talking Cards, Oysterking and #17388, as well as clarifying whether management and control of the Company changed as well.

21. We have identified the four (4) specific oil and gas leases rather then referring to them generically as "certain leases."

22. We have explained in greater detail the creation of, transaction with, and purpose of creating Siberian Energy (Canada) as well as specifying how its valuation was calculated.

     The  Parent  -  Siberian  Energy  Group  Inc.
     ---------------------------------------------

23. We have identified the other company that holds exploration licenses in Kurgan Oblast as you requested.

24.  We  have  deleted  the  second  paragraph of this section as you requested.

     History  of  Industrial  Development  in  Russia
     ------------------------------------------------

25. We have described the "additional industries" Kurgan is seeking to develop as well as the relevance of those industries to the potential success of our operations.

     Market  Size  and  Share
     ------------------------

26. We have deleted the statement regarding the Company's commitment of the local government.

     Financing  Strategy
     -------------------

     27. We have disclosed the time frame and methods that we expect to use to finance our projects.

     28. We have quantified the amount of funds we will require for completion of each of the future projects detailed in question 27.

     Alliance and  Partnering  Strategy
     ----------------------------------

29. We have explained what was meant by the phrase "leverage key relationships."

     Exploration and  Production  Strategy
     -------------------------------------

30. We have explained in greater detail what we meant in the previous draft by "risk sharing" and provided examples of how the Company believes the "risk sharing" will work.

     Marketing  Strategy
     -------------------

31. We have revised this section to make it clearer that the marketing activities discussed will take place only if the Company discovers hydrocarbons within the 5-year licensing period.

     Competition
     -----------

32. We have deleted the section to which your original question 32 referred. However, we have updated language throughout the Registration Statement which mitigated the risk that we will not find any hydrocarbon reserves.

33. We have revised this section to explain previous statements regarding the "Company's multi-year history in the province." The Company feels that by the time the new parcels become available for distribution in the region, the Company will have an advantage over their competitors because of the experience they have gained up until that point.

34. We have described in greater detail was meant by the term, "junior players" and have added information regarding large corporations who are competitors of the Company. Additionally, we have added disclosure of the fact that the Company is a "junior player."

     Costs  and  Effects  of  Compliance  with  Environmental  Laws
     --------------------------------------------------------------

35. We have disclosed the actual costs associated with the Company's compliance with applicable laws and regulations.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS
---------------------------------------

     Overview
     --------

36.  We  have  deleted  the  second  sentence  of this section as you requested.

37. We have described known trends and uncertainties that the Company expects will have a material favorable and unfavorable impact on the Company's short-term and long-term liquidity.

38. We have revised the third paragraph of this section, deleting the statements you requested regarding "forcing [of] ZNG's efforts and resources" and revising the other statements to make the Company's future plans more clear.

     Estimate  of  the  Amount Spent During Each of the Last Two Fiscal Years on
     ---------------------------------------------------------------------------
     Research  and  Development
     ------------------------

39. We have clarified the use of the term, "time market research." The sentence was intended to read, "during which time, market research was
                                               -----------------------
     conducted"  not  "time  market  research,"  and  we  have  clarified.
                       -----------------------

     Liquidity  and  Capital  Resources
     ----------------------------------

40. We have explained in greater detail where the $34,426 of additional paid in capital came from.

41. We have provided greater detail as to why the Company believes that there is a 50% chance that its tax net operating loss carryforwards as of December 31, 2003 will expire.

DESCRIPTION  OF  PROPERTY
-------------------------

42. We have disclosed from whom our properties are leased and explained in greater detail the other purposes that our leased properties are used for.

EXECUTIVE  COMPENSATION
-----------------------

43. We have added the salary information for Elena Pochapski, the Company's Chief Financial Officer.

     Additionally, we have added salary information on Bruna Compagnoni who was the Company's president previous to Shakeel Adams, and falls within the three fiscal year reporting period of Item 402 of Regulation S-B.

     However, we believe that there is no disclosure required for any of the Company's other executives because their annual salaries fall below the $100,000.00 minimum floor of Item 402 (Instruction 1) when including salary and bonuses.

     Oleg Zhuravlev received a $32,000 salary from the Company in 2003 and will receive the same salary for 2004. Mr. Zhuravlev also holds stock options. However, none of his options have been exercised. Therefore, his total compensation for the fiscal year ending 2003 would be only $32,000 and his total salary for 2004 would be $32,000, both of which are under the $100,000.00 minimum, required for disclosure of executives other then the Chief Executive Officer of the Company.

     Sergey Potapov and Valdimir Eret both receive salaries of $30,000.00 per year and stock options from the Company. Mr. Potapov and Mr. Eret have not exercised any of their stock options to date. Therefore, we believe that both fall below the $100,000.00 minimum annual salary requirement for disclosure under Item 402.

     Additionally, we have added disclosure of the fact that no other executive employees have been paid more then $100,000.00 in consideration, including bonuses and options, over the Company's last three fiscal years.

PLAN  OF  DISTRIBUTION  AND  SELLING  SHAREHOLDERS
--------------------------------------------------

44. We have disclosed the fact that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

45. We have removed both Victor Repin and Zaural Neftegaz from the list of selling shareholders. Additionally, we added a section below the list of selling shareholders, "Relationships of Selling Shareholders," which identifies any selling shareholders who have had any position, office or other relationship with the Company, its predecessors or affiliates.

46.  We  have  removed  Zaural  Neftegaz  as  a  selling  shareholder.

47. We have added information on how and when the selling shareholders acquired their shares. We were unable to obtain information on the compensation and date acquired for all of the selling shareholders however, because many had received their shares before the Company's current management took over control of the Company.

SIGNATURES
----------

48. We have added the required signatures of a majority of the board of directors of the Company.

ENGINEERING  COMMENTS

RISK  FACTORS
-------------

49. We have added a risk factor that specifically discusses the Company's requirements under Russia's export quotas titled "If We Do Produce Oil, We Must Sell 70% of Our Oil Production in the Domestic Russian Market, Which
     Will Mean that We Will Only Be Able to Sell 30% Of Our Production In The More Lucrative Foreign Markets." Additionally, we added information to a previous risk factor discussing the competitiveness of the industry and disclosing the fact that the Company has less experience then other competitors.

Our  Business  is  Speculative  and  Risky
------------------------------------------

50. We have deleted statements in this section which mitigated the risks of the Company's business.

THE  SUBSIDIARY  -  ZAURAL  NEFTEGAZ
------------------------------------

51. We have amended this section to explain that simply because Russia ranks high among the worlds oil producers it does not in any way mean that the Company will be successful in its oil and gas exploration and production.

52. We have deleted the statement, "The Kurgan region was not assigned to oil production and as a result, the area has many untapped oil and gas resources," as you requested.

GEOGRAPHY
---------

53.  We  have  amended the statement, "The blocks that ZNG owns are located " to
                                                           ---
     "The  blocks  that  ZNG  holds  the  exploration  rights  to  are located "
                              -------------------------------

54. We have added disclosure of the fact that even though the area that surrounds the Company's blocks may contain oil, there is no guarantee that
                                    ----
     the  Company's  blocks  will  contain oil or that if they do, it will be in
                            -----
     commercial  quantities.

55. We have revised the statements concerning the surveying of the Company's blocks by the Russian government adding information that is more specific. We have also supplementally submitted the independent geological evaluation of each of the four (4) licensed areas.

EXPLORATION  RIGHTS  -  TESTING  AND  STUDY
-------------------------------------------

56. We have added a glossary section with a list of technical terms used throughout the Prospectus.

57. We have amended the language used in this section to clarify the methods the Company is using to evaluate and explore the licensed areas.

58. We have added language clarifying the fact that before ZNG encounters Urals blend oil, the Company will first need to drill a successful well.

COMPETITION
-----------

59. We have amended our statements to disclose the fact that although the Russian government awarded oil and gas exploration licenses in the Tymen area of Kurgan, Russia, in 2003, this gives no support to the future success of the Company's exploration activities in the region.

MARKET  SIZE  AND  SHARE
------------------------

60. We have amended the statement regarding ZNG's pipeline, to make it clearer to prospective investors that the pipeline referenced in the section has not been built.

DRILLING  ACTIVITIES  IN  THE  REGION
-------------------------------------

61. We have expanded our discussion of current and past drilling activities to disclose whether any wells had previously been drilled on the Company's licensed areas.

MARKETING  STRATEGY
-------------------

62. We have amended this section to disclose the distance from each of the Company's blocks to the Omsk area refineries.

COMPETITION
-----------

63. We have deleted the statement which read, "Moving forward, SEG will compete for new licenses by leveraging its established business, labor and government relationships, and a proven track record."

NEED  FOR  GOVERNMENT  APPROVAL
-------------------------------

64. We have expanded this section to include the fact that federal and local government approval may be required for conversion of the Company's exploration licenses to production licenses and for extension of the Company's production licenses beyond their initial terms.

OVERVIEW
--------

65. We have expanded the disclosure regarding the analysis and drilling done on the licensed areas during previous geological, geophysical and lithographic exploration works in the region where the Company has licensed blocks.

66. We have expanded the discussion of the "four high potential areas" to disclose the location and size of each licensed area, the terms of the license and the exploration activities the Company has completed on those areas as of the date of the filing.

PLAN  OF  OPERATION  FOR  THE  NEXT  TWELVE  MONTHS
---------------------------------------------------

67. We have amended this section to inform the reader that the Company can give no assurance of its success in finding hydrocarbon reserves. Additionally, we have changed the language of the section to state that the steps in the plan of operations will only take place "if" reserves are found.
                                                     --

68. We have amended the statement regarding the $5 million cost of a second survey and initial exploration, to provide the separate components of the $5 million cost.

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

69. We have supplementally submitted the independent geological evaluation of oil reserves performed on the Company's four (4) licensed areas in 2004. Each of these studies are titled "Evaluation of Cumulative Initial Hydrocarbon Resources " Submitted supplementally are evaluations of the Company's exploration blocks, Mokrousovsky, Orlovo-Pashkovsky, West-Suersky, and Privolny.

     Additionally, we have supplementally submitted to you an article from the Itar-Tass news agency which mentions scientists of the West Siberian branch of the Gas Geology Institute suggesting 13 promising areas for oil exploration.

Very  truly  yours,


/s/  DavidM.Loev
----------------

DAVID  M.  LOEV,  ATTORNEY  AT  LAW